           UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.   20549


                     AMENDMENT NO. 2 TO FORM 10-SB


             GENERAL FORM FOR REGISTRATION OF SEURITIES OF
             SMALL BUSINESS ISSUERS Under Section 12(b) or
               (g) of the Securities Exchange Act of 1934


                              Oleramma, Inc.
             ---------------------------------------------------
               (Name of Small Business Issuer in its charter)


             Nevada                               86-0931332
 -------------------------------   ---------------------------------------
 (State or other jurisdiction of   (I.R.S. Employer Identification Number)
  incorporation or organization)


 10801 E. Grove Street, Apache Junction, Arizona        85220
 ------------------------------------------------    -------------
    (Address of principal executive offices)          (zip code)


          (602) 984-8446 (PHONE)         (602) 380-5670 (FAX)
       ---------------------------------------------------------
                 Issuer's Telephone and Fax Number


Securities to be registered under section 12(b) of the Act:


Title of Each Class            Name on each exchange on which
to be registered               each class is to be registered

--------------------------    --------------------------------

--------------------------    --------------------------------


Securities to be registered under section 12(g)of the Act:

Common Stock, $.001 par value per share, 20,000,000 shares authorized, 3,767,200 issued and outstanding as of April 3, 1999.

FORWARD LOOKING STATEMENTS

Oleramma, Inc., a developmental stage company ("Oleramma, Inc," or the "Company") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "expect," "believe," "anticipate," "intend," "could," "estimate," "plans," or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. Factors that may affect the Company's results include, but are not limited to, the Company's limited operating history, its ability to produce additional products and services, its dependence on a limited number of customers and key personnel, its possible need for additional financing, its dependence on certain industries, and competition from its competitors. With respect to any forward-looking statements contained herein, the Company believes that it is subject to a number of risk factors, including: the length of time to develop genetically engineered Yuma cotton seeds, marketing said product, other companies may be pursing the development of a similar genetically engineered Pima cotton seed, and the Company's ability to implement its product strategies to develop its business in emerging markets; competitive actions; and, general economic and business conditions. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.

               INFORMATION REQUIRED IN REGISTRATION STATEMENT


Part I   .........................................................  4

Item 1.  Description of Business..................................  4
Item 2.  Management's Discussion and Analysis or Plan of
         Operation................................................ 13
Item 3.  Description of Property.................................. 14
Item 4.  Security Ownership of Management and Others and Certain
         Security Holders......................................... 15
Item 5.  Directors, Executives, Officers and Significant
         Employees................................................ 16
Item 6.  Remuneration of Directors and Executive
         Officers................................................. 17
Item 7.  Interest of Management and Others in Certain
         Transactions............................................. 17

Part II  ......................................................... 18

Item 1.  Market Price of and Dividends of the Registrant's
         Common Equity and Other Stockholder Matters.............. 18
Item 2.  Legal Proceedings........................................ 19
Item 3.  Recent Sales of Unregistered Securities.................. 19
Item 4.  Description of Securities................................ 21
Item 5.  Indemnification of Directors and Officers................ 22

Part F/S ......................................................... 24

Item 1.  Financial Statements..................................... 24
Item 2.  Changes in and Disagreements With Accountants on
         Accounting and Financial Disclosure.....................  24

Part III ........................................................  25

Item 1.  Index to Exhibits.......................................  25
Item 2.  Description of Exhibits................................   25

                                  Part I

Item 1.  Description of Business

A. Business Development, Organization and Acquisition Activities

Oleramma, Inc., a developmental stage company, hereinafter referred to as "the Company", was organized by the filing of articles of incorporation with the Secretary of State of the State of Nevada on September 21, 1998. The original articles of the Company authorized the issuance of twenty million (20,000,000) shares of Common Stock at par value of $0.001 per share and five million (5,000,000) shares of Preferred Stock at par value of $0.001.

The Registrant was incorporated on September 21, 1998, in the state of Nevada under the name Oleramma, Inc. (hereinafter the "Registrant" or the "Company"). In connection with its formation, a total of 3,000,000 shares of its common stock were issued to the founder of the Company. The Company engaged the services of a direct public offering consulting firm, Campbell Mello Associates, located at 3110 South Valley View, Las Vegas, NV 89102 in conjunction with structuring the self underwritten public offering undertaken prior to the filing of this Registration Statement. In consideration for these services, the Company compensated this consulting firm in the amount of $6,000.00. There are no present agreements with any consultants.

 	In February, 1999, the Company sold Seven Hundred Sixty-seven Thousand Two Hundred (767,200) shares of its common stock in connection with a public offering at a price of $0.05 per share. The public offering was registered with the Nevada Securities Division. The Company was issued a permit to sell securities to the public in the State of Nevada from the Nevada
Securities Division on February 19, 1999 pursuant to Nevada Revised Statutes Chapter 90.490. This offering was made in reliance upon an exemption from the registration provisions of Section 5 of the Securities Act of 1993, as amended, pursuant to regulation D, Rule 504, of the Act. On September
22, 1998, the Company's founding shareholder purchased 3,000,000 shares of the company's authorized but unissued treasury stock for cash and assets. Additionally, the Company sold Thirty-eight Thousand Three Hundred Sixty
Dollars ($38,360) or Seven Hundred Sixty-seven Thousand Two Hundred (767,200) shares of the Common Stock of the Company during the Offering to approximately fifty-six (56) shareholders in the State of Nevada.
The offering was closed February 28, 1999.  As of February 28, 1999, the
Company has three million seven hundred sixty seven thousand two hundred shares (3,767,200) shares of its $0.001 par value common voting stock issued and outstanding which are held by approximately fifty-seven (57) shareholders of record. The Company is a developmental stage company, which plans to develop a genetically engineered Pima cotton seed, with a virus fatal to the bollworm. This process is still being developed with other varieties of cotton. Unlike other varieties of cotton, Pima cotton is a fine, lustrous fiber. It produces the longest cotton fiber and is the least plentiful and most difficult to grow, based on soil, climate, and infestations. The fibers from Pima cotton are used mainly for fine fabrics, yarns, and hosiery.

It is the Company's intention to enter the marketplace as the first genetically engineered Pima cotton, which is genetically superior in combating infestations. Pima cotton is a cotton species, which represents a small percent of the total cotton grown in the U.S. Uphold cotton dominates the market. Therefore, most genetic engineering research and development is being performed with Uphold cotton. However, there are no assurances or guarantees that other companies may not enter the marketplace with a similar product beforehand. The auditors of the Company have issued a going concern opinion in Note 5 of the Notes to Financial Statements, (February 28, 1999, and December 31, 1998) which states in pertinent part the following, "The Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern." It is, however, the intent of the Company to seek to raise additional capital via a private placement offering pursuant to Regulation "D" Rule 505 or 506, once the Company is trading on OTC-BB.

B. Business of Issuer

1) Principal Products and Principal Markets

Oleramma, Inc. was incorporated to transact any lawful business.  The
Company intends to develop a genetically engineered type of Pima cotton seed with a gene that contains a virus fatal to the pink bollworm, a leaf-munching
pest that can destroy cotton fields.   The Company has been unable to find
any similar product on the market.

Scientists have identified 39 species of cotton plants. There are basically three large groups of cotton fibers which are cultivated. These three large groups are classified based on staple length (average length of the fibers comprising a sample or bale of cotton) and appearance. The first group includes the fine, lustrous fibers with staple length ranging from about
2.5 to 6.5 cm (1 to 2.5 inches) and includes types of the highest quality, e.g., Sea Island, Egyptian, American-Egyptian and Pima cottons. This group is least plentiful and most difficult to grow, based on soil, climate, and infestations. These long-staple cottons are costly and are used mainly for fine fabrics, yarns, and hosiery. The second group contain the standard medium-staple length from about 1.3 to 3.3 cm (0.5 to 1.3 inches), e.g., Uphold. The third group includes the short-staple, coarse cottons, ranging from and 1 to 2.4 cm (0.375 to 1 inch) in length, used to make carpets and blankets, to make coarse and inexpensive fabrics, and in blends with other fibers. (Reference: R. J. Janus (ed.) The World Book Encyclopedia, 1999 edition.)

Pima cotton generally is planted by early May with most of it harvested from mid-October to mid-December. Utilizing controlled climate and greenhouse conditions, this process can be accelerated to a small degree.
On average, cotton requires about 180 days from cultivation to maturity, based on continues warm weather with adequate moisture and sunlight. Therefore, it will take some time, to develop a genetically engineered seed.

It is the Company's intention to enter the marketplace as the first genetically engineered Pima cotton, which genetically contains toxins to combat infestations. Pima cotton is a cotton species which represents a small percent of the total cotton grown in the U.S. Uphold cotton dominates the market. Therefore, most genetic engineering research and development is being performed with Uphold cotton. However, there are no assurances or guarantees that another company will enter the marketplace
with a similar product beforehand.   If this should happen, it would
severely limit any earnings potential for Oleramma, Inc.

(2) Status of Products and Services

The Company has limited operating history. The company was organized on September 21, 1998. Activities to date have been limited primarily to organization, initial capitalization, finding an appropriate operating facility in Arizona, and commencing with initial operational plans.

The Company's president and CEO, Rick Jesky, owned and operated a sole proprietorship horticulture nursery named Oleramma Nursery in Arizona from 1989 to 1993. Prior to that, he had 15 years experience as a teacher in the Arizona public school system. From 1993 to 1998 he worked as General Manager, for a major nightclub/restaurant (Studebaker's) in the metro Phoenix area. In addition to his duties as President and CEO of Oleramma, Inc., he is working as an educator with Superior Court of Arizona, Pinal County. He is teaching science and humanities to high school students who are assigned to State programs.

As of February, 1999, the company had developed a business plan, and established a research facility. To date, the Company has taken the following initiatives and steps in order to further its operations and continues to execute its business plan, this includes:

a) The Company has leased a former nursery facility from its President and CEO to conduct its operations. This lease arrangement to rent these nursery facilities is included as an Exhibit with this Filing. If the Company can develop such a basic seed, at that time, the Company would need to find larger facilities (See item "iv" below this section) or sell off (See item "h" below this section) this hybrid cotton seed to seed operators who can prorogate these seeds.

b) The Company was issued a permit to sell securities to the public in the State of Nevada on February 19, 1999 pursuant to Nevada Revised Statues Chapter
90.490. This offering was made in reliance upon an exemption from the registration provisions of Section 5 of the Securities Act of 1993, as amended, pursuant to regulation D, Rule 504, of the Act.

c) Through this offering, the Company raised $38,360 to begin its product development efforts.

d) The Company intends to produce the cotton seeds at its own facilities, its plan includes:

i) The Company plans to conduct its research with commercially available Pima cotton seeds to be procured through one of the Arizona Cotton co-ops.

ii) The Company plans to utilize the plant cell culture techniques, to develop a genetically engineered Pima cotton plant, which hopefully might resist infestations. Genetic engineering traditional methods of plant breeding and selection will be used first to benchmark and test the results of traditional methods.

iii) The Company plans to utilize its facilities to develop a genetically engineered cotton seed, with toxins which will hopefully resist infestations. If successful these can be replicated in large quantities on the Company's leased property. For example, 40,000 sq. ft. provides enough land space to produce 3,000 pounds of Pima cotton in one planting. On average, one ton (2,000 pounds) of cotton produces about 500 pounds of cotton lint (i.e., ginned cotton) and approximately 850 to 900 pounds of seed. And, one pound of cotton seed represents approximately 4,000 seeds. An acre of land (42,500 sq. ft.) can grow between 40,000 to 50,000 cotton plants. In other words, one planting on 40,000 square feet can produce approximately five million (5,250,000) cotton seeds.

(v) If successful, the company plans give the cotton seeds it produces to one of several cotton farmers in Pinal County, Arizona, who would utilize these seeds during one of their seasonal plantings. (Cotton is harvested twice a year in Arizona.) A second planting utilizing the 5,250,000 seeds, produced at the Oleramma Nursery could produce approximately a half billion replicated cotton seeds. Management believes, based on their conversations with cotton farmers, that a Pinal County cotton farmer would not charge for the use of their land, provided they could keep the cotton crop grown (i.e., cotton lint) in exchange for the seeds produced. There are no assurances that cotton farmers might charge a nomial fee, for the use of their land to duplicate these cotton seeds, this would adversely affect the Company's business results. Traditionally, in Arizona, cotton farmers have exchanged the cotton seeds their crop produces to have their cotton ginned at no cost. Likewise, they would be willing to exchange free cotton seeds if they can keep the cotton crop produced. Cotton farmers are currently subsidized by the government, approximately sixteen (16) cents per pound for cotton lint produced, not cotton seeds produced.

e) The Company intends on working with the USDA in order to obtain a Certificate of Invention if it is successful in developing this genetically engineered cotton seed and is familiar with this process.

f) If successful, utilizing the Certificate of Invention, the seeds would be marketed through State Co-ops and wholesale seed companies. The President of the Company would contact each of the distributors personally and/or through a mail/telephone campaign. The Company would also advertise their seeds through National Cotton Council. Additionally, the results from the second planting, at at Pinal County cotton farmer, would provide additional data on the reduction of pesticides used. Currently, cotton farmers can spend as much as $50 dollars per acre on pesticides. The major incentive to utilize a genetically improved cotton seed is to reduce the amount of pesticide usage, in order to improve the cotton farmers cost of production.

g) If successful, the cotton seeds would be distributed and sold through the aforementioned cotton co-ops and wholesale seed companies.

h) As an exit strategy, the Company would consider selling the rights to its product, based on the return of equity to its shareholders; otherwise, the Company would continue to market the product on its own. If this project is successfully completed, it would give the Company the opportunity it utilize its learnings with another agricultural product and/or another variety of cotton.

(3) Research and Development Activities

Research and development activities for genetic engineering begin with basic techniques for gene manipulation which involve: (1) the isolation of a specific deoxyribonucleic acid (DNA) molecule(s) to be replicated as the passenger DNA; (2) the joining of this DNA with a DNA vector, also known as a vehicle or a replicon, capable of autonomous replication in a cell after foreign DNA has been inserted into it; and, (3) the transfer, via transformation or transfection, of the recombinant molecule into a suitable host. (Reference: S. P. Parker (ed.) McGraw-Hill Encyclopedia of Science and Technology, 8th edition, 1997.)

A variety of genetically engineered products have come to be used in agriculture. Some plants have been given genes from a bacterium, enabling them to make a poison that destroys pest insects without harming useful insects or other animals. Other crops have received genes that make them resistant to herbicides, chemicals sprayed on crops to kill weeds.
According to the U.S. Department of Agriculture, thirty (30) percent of U.S. cotton fields are utilizing some form of a genetically engineered cotton seed.

Cotton plants offer many practical benefits of genetic engineering. Genes can be moved from one kind of plant to another in order to improve a desired crop characteristic, e.g., the deterrence of the bollworm. So far, only single-gene traits can be manipulated; multigenic traits such as yield or nitrogen fixation are still too complex to submit with current technology.

The cloning vehicle that has the greatest potential for engineering new plant varieties is the Ti plasmid. This plasmid was originally isolated from "Agrobacterium tumefaciens", a bacterium that causes tumors to form on many varieties of plants. Agrobacterium is a gram-negative bacteria that lives in soil and causes crown gall disease in plants, evidenced by the growth of tumors on the trunks and sometimes the roots of plants. The pathogenicity of the organisms is due to the presence of a bacterial PLASMID, called the Ti plasmid, that can be transferred to the plant cells from the bacteria. The plasmid contains genes that direct the plant cells to make nutrients useful for bacteria and gene products that interfere with normal plant cell growth and division. (Reference: R. Old and S. Primrose, Principles of Gene Manipulation: An Introduction to Genetic Engineering,
5th ed., 1994.) Therefore, the Company hopes to genetically alter this Ti plasmid so that pieces of foreign DNA can be inserted in it as specific restriction enzyme recognition sites. The Ti plasmid can then be used to transfer desirable genes into the chromosomes of the cotton plant cells.

To accomplish this, biochemical techniques are utilized, involving special enzymes, to break the DNA strand at chosen points, insert new segments, and "stitch" the strand back together again. The result, known as recombinant DNA, is DNA that incorporates extra segments bearing genes it had not previously contained.

Insertion of genes into different organisms is made much easier by the existence of bacterial plasmids, small circles of DNA which are much smaller than the bacterial chromosome. Using hericide enzymes, genes can be inserted from one organism into a bacterial plasmid, then inserted into the recombinant plasmid which is placed in the cotton seed, where it will hopefully direct the synthesis of the desired proteins. (Reference: B. R. Glick and J.J. Pasternak, Molecular Biotechnology: Principles and Applications of Recombinant DNA, 1994.)

It is the Company's goal to engineer Pima cotton so it produces its own insecticide. Utilizing the science described above, the Company hopes to research and develop a bacteria gene into Pima cotton, where the cotton will produce its own toxins which will kill off any bollworms which decide to attack it. Other varieties of cotton (e.g. Upland) have had some success, utilizing these techniques to reduce infestations.

The Company plans to utilize standard techniques in transfering Ti plasmid combined with a an insecticide protein to create a foreign DNA which would help the Pima cotton resist infestations. The first approach is a common process for the transfer of recombinant DNA into the cells or protoplasts of plants. The process consists of infecting the plants or plant cells, or incubating protoplasts from the plants with Agrobacterium bacteria which contain in their genetic material an insecticidal protein fragment, wherein said insecticidal is integrated into the chromosome of the Agrobacterium prior to the infecting or incubating step. The second approach, which is not as widely used, is the utilization of genetic fragmentation. Microscopic metal fragments are coated with the foreign DNA and are then shot into the plant cells, penetrating the cell walls. With this technique, some of the cells retain the DNA and are transformed by it. Those cells can then be cultured and used to regenerate an entire plant. (Reference: C. P. Hollenberg and H. Sahm (eds.), Microbial Genetical Engineering and Enzyme Technology (Biotech 1), 1987.)

Genes placed in the plant genome via either method may be transmitted sexually, via seeds, to the next generation, or they could also be propagated asexually, if desired.

The Company plans to utilize the plant cell culture techniques, to develop a genetically engineered Pima cotton plant, to resist infestations. Genetic engineering using the Ti plasmid can produce results that could not be produced by traditional methods of plant breeding and selection. (See Definition Section, pages 25-26 of this filing for clarification of any technical terms.)

There are no assurances that the Company will be successful in utilizing this process with Pima cotton. If these research and development activities are not successful, the Company will not be able to continue in business.

(4) Employees

The Company currently has two (2) employees: one President and one Secretary. All of the research and development will be the responsibility of the President of the Company, who has experience in the horticulture field. Therefore, until the Company can develop a hybrid Pima cotton seed, if even possible, the Company has no intention at this time to add employees.

(5) Impact of Environmental Laws

The Company is not aware of any federal, state or local environmental laws which would affect its operations. The Company plans to use the former horticulture nursery facilities of the Company's president to conduct its research in the potential development of this hybrid cotton seed.

(6) Year 2000 Issue

The Company's business does not currently utilize any electronic processing systems and therefore is not directly at risk for having systems that will not recognize the Year 2000 ("Y2K") or treat any date after December 31, 1999 as a date during the twentieth century. However, no assurances can be given that the Company will be able to avoid all Y2K problems, especially those that might originate with third parties with whom the Company transacts business, such as financial institutions, and the Company has not undertaken any investigation to determine the Y2K readiness of such parties. If the Company, or any third party with whom the Company does business were to have a Y2K problem, the business of the Company could be disrupted and the Company's financial condition and results of operations could be materially adversely affected.

(7)  The Industry and Potential Effect on the Company's Plan of Operation

Pima cotton was first introduced in the U.S. in 1903, when U.S. Department of Agriculture researches noted similarities between Egypt's Nile Valley and Arizona's Salt River Valley. They planted several varieties of extra long staple Egyptian cotton at a research farm in Sacaton, where members of the Pima Indian Tribe helped cultivate the first crops. Pima cotton is a crop whose silky, extra-long fibers are prized worldwide for use in fine shirts, luxurious undergarments and high-end linens.

In the late-1980's, there were 245,000 acres planted with Pima cotton in Arizona, according to the Arizona Agricultural Statistics Service. In 1998, Arizona farmers planted only 13,000 acres of Pima cotton, down 9,000 acres from last year. Due to insect infestation with Pima cotton, farmers have shifted production to Upland cotton. Upland cotton fetches lower prices, but offers lower costs to grow and higher yields. Today, no more than 50 to 100 farmers are growing Pima cotton in Arizona, compared with 300-400 at its height. Researchers have developed varieties of the more common Upland cotton that resist the destructive bollworm. Resistant varieties of Pima cotton have yet to be developed. To the knowledge of the Company, little progress has been made in developing a resistant variety of Pima cotton; however, this does not mean that independent research is not taking place. The methods to develop a resistant variety of Pima cotton as to be employed by the Company are well known in the scientific community. These scientific methods are being developed with other varieties of cotton. Since Pima cotton represents a small share of the total cotton market, it is the Company's hope that other researchers are not trying to develop a resistant variety of Pima cotton. If the Company is second on the market with an insect resistant Pima cotton, this will limit any market potential and adversely affect the future for the Company.

(8) Pima Cotton Market

According to the U.S. Department of Agriculture, Pima cotton crop represents $271 million-a-year industry. California now produces 80 percent of American Pima cotton, Arizona, along with parts of Texas and New Mexico, account for the rest. Growers export 80 percent of American Pima cotton to manufacturers in Asia and Europe. The total value of the U.S. Cotton crop is approximately $6.5 billion.

Pima cotton is a fine, lustrous fiber with a staple length ranging from about
2.5 to 6.5 cm (1 to 2.5 inches) and includes types of the highest quality cotton grown in the world. Pima cotton is difficult to grow, based on soil, climate, and infestations. Cotton farmers who have the right soil and climate conditions are therefore faced with infestation problems.

The U.S. is the second largest producer of cotton, and China leads the world in cotton production. Genetic engineering is taking over cotton more swiftly than any other crop. In 1995, no commercial cotton was genetically modified; in 1998, more than 30 percent of 12 million acres in the U.S. will be planted with altered seeds. The genetically engineered cotton seeds are generally found in the Uphold species. Pima cotton has yet to be genetically engineered.

California, which did not even plant with Pima cotton until 1897, now dominates the $271 million-a-year industry, according to the USDA. California now produces eighty (80) percent of American Pima cotton. Arizona, along with parts of Texas and New Mexico, account for the rest. Growers export eighty (80) percent of American Pima cotton to manufacturers in Asia and Europe.

Cotton prices in the U.S. have historically remained in a tight range. Production costs remain staggeringly high, i.e., on average it costs cotton farmers $500 an acre, compared to $200 for corn. And, yields are not increasing. Nationwide, cotton planting is down by one-fourth. Genetic engineering is viewed, by scientists, as a means to reverse cotton's decline. Insect resistance can slash the use of costly insecticides that kill worms and in so doing benefit the environment. For example, the average cotton farmer, according to the USDA, utilizes insecticides on their cotton crop ten (10) times before it is harvested. If a genetic cotton crop could be developed which reduces the use of insecticides, this would lower farm production cost and increase the profit per acre.

The Company's management believes there is a void in the marketplace for insect resistant Pima cotton. The Company hopes to develop this hybrid cotton plant.

(9) Customers

Cotton represents the largest agricultural crop in Arizona. In recent years, Arizona cotton farmers have shifted from growing Pima cotton to Upland cotton, because of the fact that Pima cotton has been having a problem with insect infestation. As stated, cotton farmers in California produce eighty
(80) percent of Pima cotton, followed by Arizona, Texas, and New Mexico. These cotton farmers purchase the bulk of their cotton seeds through a handful of seed distributors. These cotton farmers would represent the bulk of the potential Pima cotton seed business.

(10) Raw Materials and Suppliers

The Company plans to utilize widely available Pima cotton seeds, which will hopefully be developed into a genetically engineered Pima cotton seed through genetic engineering utilizing the soil bacterium insecitides.

(11) Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements, and Labor Contracts

If the Company can develop a hybrid Pima seed, it will file for a proprietary agriculture Certificate with the USDA. Certificates of protection are issued by the Plant Variety Protection Office of the USDA, for new distinct, uniform and stable varieties of sexually reproduced or tuber propagated plants. Each certificate certifies that the breeder has the right, during the term of the protection, to prevent others from selling the variety, offering it for sale, reproducing it, importing it, conditioning it, stocking it, or using it in producing a hybrid or different variety from it, as provided by the Act. Applications for a certificate for plant variety protection and their contents shall be kept in confidence by the Plant Variety Protection Office, by the Board, and by the offices in the Department of Agriculture to which access may be given under regulations. No information concerning the same shall be given without the authority of the owner, unless necessary under special circumstances as may be determined by the Secretary of the USDA, except that the Secretary may publish the variety names designated in applications, stating the kind to which each applies, the name of the applicant, and whether the applicant specified that the variety is to be sold by variety name only as a class of certified seed. (7 U.S.C. 2426).

(12) Regulation

The Company will be conducting its research at a former horticulture nursery, which is owned by the Company's president and CEO. As previously stated in this filing under Research and Development, the Company plans to utilize plant cell culture techniques, to develop a genetically engineered Pima cotton
plant.   This is a standard technique in the horticulture industry, and requires no government regulation, at this time. This does not mean that the government may not impose regulations in the future for standard plant cell culture techniques. It is his responsibility to ensure all regulations are followed for the various federal, state and locals laws that would affect the Company's business. The Company is also subject to laws and regulation with respect to minimum wage, overtime and other working conditions, discriminatory practices and accommodations of persons with disabilities. There can be no assurance that the Company's operations and profitability will not be subject to more restrictive regulation or increased taxation by federal, state, or local agencies.

(13) Present Licensing Status

None -- Not Applicable.

Item 2.  Management's Discussion and Analysis or Plan of Operation

A. Management's Plan of Operation

(1) In its initial approximately seven month operating period ended February 28, 1999, the Company incurred a net loss of $7,272.00 and a negative cash flow of $7,242 from operations. It has yet to receive any revenues from operations. An original stock offering was made pursuant to Nevada Revised Statues Chapter 90.490. This offering was made in reliance upon an exemption from the registration provisions of Section 5 of the Securities Act of 1993, as amended, pursuant to Regulation D, Rule 504, of the Act. On September 22, 1998, founding shareholders purchased 3,000,000 shares of the Company's authorized but unissued treasury stock for cash and assets. Additionally, the Company sold Thirty-eight Thousand Three Hundred Sixty Dollars ($38,360), 767,200 shares of the Common Stock of the Company, during the Offering to approximately fifty-six (56) shareholders in the State of Nevada. The offering was closed February 28, 1999. As of February 28, 1999, the
Company has three million seven hundred and sixty-seven thousand two hundred (3,767,200) shares of its $0.001 par value common voting stock issued and outstanding which are held by approximately fifty-seven (57) shareholders of record, including the company's founder. The Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is, however, the intent of the Company to seek to raise additional capital via a private placement offering pursuant to Regulation "D" Rule 505 or 506 or a private placement once the Company is trading on OTC-BB.


Oleramma, Inc. is a developmental stage company. It does not anticipate any revenues until it can develop a specialized hybrid Pima cotton seed, if ever. Additionally, to develop this type of hybrid Pima cotton seed, it can take eighteen (18) to twenty-four (24) months, if no problems occur in the development process. As stated earlier in this filing, from cultivation to maturity, cotton requires about 180 days of continuous warm weather with adequate moisture and sunlight. It is most likely that problems will occur in this development process. Even if the Company is successful in developing this hybrid cotton seed, it will take additional time to prorogate the seed for commercial use. The Company may elect to sell-off its technology if they can develop a hybrid Pima cotton seed. Therefore, the Company does not anticipate any revenues for at least twenty-four (24) months, if at all. At the same time, other companies could be developing a similar product, if they enter the market first, this would dramatically curtail any earning potential for the Company. A superior competitive product could force the Company out of business. The company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. The Company does not have any preliminary agreements or understandings between the company and its stockholders/officers and directors with respect to loans or financing to operate the company.

(2) No engineering, management or similar report has been prepared or provided for external use by the Company in connection with the offer of its securities to the public.

(3) Management believes that the Company's future revenues and success will be entirely dependent of its ability to develop a hybrid Pima cotton seed. As such, the Company plans to devote substantially all of its current resources to research and development. As of February 28, 1999, the Company has yet to incur any research and development costs. However, during the fiscal and calendar year ending December 31, 1999, the Company plans to incur research and development expenses of approximately $10,000 with respect to the development of the Pima cotton seed. This research and development is described in Item 1 of this registration statement under Research and Development Activities. The cost of such activities is not expected to be borne by any of the Company's potential customers.

(4) The Company currently does not expect to purchase or sell any of its facilities or equipment.

(5) Management does not anticipate any significant changes in the number of its employees over the next approximately twelve (12) months.

B. Segment Data

As of February 28, 1999, no sales revenue has been generated by the Company. Accordingly, no table showing percentage breakdown of revenue by business segment or product line is included.


Item 3.  Description of Property

A. Description of Property

The Company's corporate headquarters are located at 10801 E. Grove, Apache Junction, AZ 85220.

The Company has signed a lease with its President and CEO, owner of the property where the corporate headquarters are located to utilize these facilities at a cost of approximately $1,000.00 per month. The property consists of one thousand (1,000) square foot research lab; and, forty thousand (40,000) square feet of land, all of which was formerly used as a horticulture nursery, to conduct its operations.

Management believes that this is currently suitable as the main administrative office and research facilities for the next twenty-four
(24) months. The Company does not have any additional facilities, and there are currently no proposed programs for the renovation, improvement or development of the properties currently being leased by the Company.

B. Investment Policies

Management of the Company does not currently have policies regarding the acquisition or sale of assets primarily for possible gain or primarily for income. The Company does not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item 4.  Security Ownership of Management and Others and Certain Security
         Holders

A. Security Ownership of Management and Certain Beneficial Owners

The following table sets forth information concerning stock ownership of
(i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group, (iv) and each person known by the Company to own beneficially more than ten percent (10%) of the Common Stock.

                                                      Amount
Title    Name and Address                             of shares   Percent
of       of Beneficial                     Date       held by     of
Class    Owner of Shares   Position        Purchased  Owner       Class
------   ----------------  ---------       ---------  -------     -------
Common   Rick Jesky (1)    Chairman; CEO   09/22/98   3,000,000   79.63%
n/a      Linda Pike        Secretary                          0    0.0
------------------------------------------------------------------------
Directors & Officers                                  3,000,000   79.63%
and Directors as a Group (2 Persons)


(1) c/o Oleramma, Inc., 10801 E. Grove, Apache Junction, AZ  85220.

B.  Persons Sharing Ownership of Control of Shares

    No person other than Rick Jesky owns or shares the power to vote ten percent (10%) or more of the Company's securities.

C.  Non-voting Securities and Principal Holders Thereof

    The Company has not issued any non-voting securities.

D.  Options, Warrants and Rights

    There are no options, warrants or rights to purchase securities of the Company.

E.  Parents of the Issuer

    Under the definition of parent, as including any person or business entity who controls substantially all (more than 80%) of the issuers of common stock, the Company has no parents.

Item 5.  Directors, Executive Officers and Significant Employees

A. Directors, Executive Officers and Significant Employees

The names, ages and positions of the Company's directors and executive officers are as follows:


  Name       Age              Position
----------  ---- -----------------------------------------------------------
Rick Jesky  49    President, Chief Executive Officer, Chief Financial Officer
                  and Director

Linda Pike  48    Secretary and Director


The Company maintains employment agreements with Mr. Jesky and Ms. Pike, the material provisions of these agreements includes:

a) Term. October 1, 1998 to September 30, 1999, and shall continue on a Year-to-year basis unless terminated by the Company.

b) Compensation. None, until the Company generates a profit, after all expenses.

c) Duties. Employee shall perform all necessary duties associated with their jobs.

d) Best Efforts. Employee shall devote best efforts to the business to the reasonable satisfaction of the Company.

e) Expenses. Employee is authorized to incur reasonable expenses for furthering the Company's business.

f) Termination. 1) Agreement can be terminated for cause; 2) Company may terminate without cause by giving 90 days written notice;
    3) Employee may terminate without cause by giving 90 days written notice.

g) Confidentiality. The Employee shall not divulge to others any information they may obtain during the course of their employment related to the business of the Company without first obtaining written permission of the Company.

h) Assignment of Agreement. No party may assign or otherwise transfer this Agreement or any of its rights or obligation hereunder without the prior written consent to such assignment or transfer by the other party hereto; and, all the provisions of this Agreement shall be binding upon the respective employees, delegates, successors, heirs and assigns of the parties.

For further information concerning Employment Contracts, see Exhibit 10 I & II, in this filing entitled Material Contract--Employment Contract.

The Employees plan to spend the necessary time to further the business of Oleramma, Inc. (Mr. Jesky, plans to devote approximately fifteen hours per week or as required and Ms. Pike plans to devote approximately five hours weekly or as required). This means that a good deal of time will be necessary to develop and cultivate the cotton seeds. Once the cotton seeds are developed and cultivated, minimal time will be required to further the business. Cotton requires on average about 180 days of continuous warm weather conditions with adequate moisture and sunlight to mature. The maturity period will require minimal Employee attention, as the batch crop will require periodic watering. After the test batch is harvested, additional time will be required by the Employees to test the results, and to most likely develop another test crop.

B. Family Relationships

None - Not Applicable

C. Work Experience

The company is managed and led by Rick Jesky, who has four years experience in the nursery business. Rick Jesky was born in Chicago, Illinois. He has a BA Degree from University of Phoenix, and a MA Degree from Northern
Arizona University. Rick Jesky has sixteen years as an educator in the State of Arizona. From 1993 to 1998, he has six years experience as a General Manager for a major Phoenix nightclub/restaurant, named Studebaker's. He is still working as an educator with Superior Court of Arizona, Pinal County. He was the founder and sole proprietor of Oleramma Nursery. He successfully developed and propagated an Oleander plant which won a Blue Ribbon at the 1992 Arizona State Fair. His background has been with Oleander and desert plants. He has been a member of the Arizona Nursery Association since 1991. As President and CEO of Oleramma, Inc., Rick Jesky has organized and formed the company to clone and genetically engineer Pima cotton seeds. It should be noted that this is his first endeavor in working with cotton seeds, his horticulture background has focused on Oleander and desert plants. He does not have prior experience in working with cotton seeds.

Linda Pike, Corporate Secretary for Oleramma, Inc. was born in Reten,
New Mexico. She is graduate from McClintock H.S., Tempe, AZ. She has a solid financial background with Wells Fargo Bank for the past two years, where she has worked as a Land Analyst. Previously, she worked for First Interstate Bank, as Branch Connection supervisor, for seventeen (17) years, until this bank was acquired by Wells Fargo Bank. She is Corporate Secretary and Director of the Company. She has no experience in the horticulture or nursery business, and has no experience in working with cotton seeds.

D. Involvement on Certain Material Legal Proceedings During the Last Five
   Years.

(1) No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.

(2) No bankruptcy petitions have been filed by or against any business or property of any director, officer, significant employee or consultant of the Company nor has any bankruptcy petition been filed against a partnership or business association where these persons were general partners or executive officers.

(3) No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(4) No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

(5) The directors serve for a term of one year, as stated in the Company's By-laws, the directors are elected at the annual meeting of the stockholders which shall be held on the first Monday in August.

Item 6.  Remuneration of Directors and Executive Officers

A. Remuneration of Directors and Executive Officers

(1) None -- Not Applicable. Due to the development stage nature of the Company, the Company's lack of revenues, and the Company's limited financial resources, the Company is not currently paying any of its officers or
directors for their services to the Company.   Additionally, there are no
preliminary agreements or understandings with respect to payments to officers and directors in the future.

(2) Compensation of Directors

There were no arrangements pursuant to which any director of the Company was compensated for the period from September 21, 1998 to February 28, 1999 for any service provided as a director. In addition, no such arrangement is contemplated for the foreseeable future as the Company's only directors are its current executive officers.

Item 7.  Interest of Management and Others in Certain Transactions

The Company entered into a lease on March 1, 1999, with Rick Jesky, the Company's President, to lease a 1,000 square-foot building for research facilities and 40,000 square feet of land for the cotton growth experiment, for approximately $1,000.00 per month. A copy of this lease has been included as an exhibit to this registration statement.

Because of the development stage nature of the Company and its relatively recent inception, September 21, 1998, the Company has no other relationships or transactions.

                               Part II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters

A. Market Information

The Common Stock of the Company is currently not traded on the OTC Bulletin Board or any other formal or national securities exchange. There is no trading market for the Company's Common Stock at present and there has been no trading market to date. At this time, management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the after market for the Company's securities, but the Company may initiate such discussions in the future following receipt of an effective date for this Registration Statement. Being a start-up company, there is no fiscal history to disclose.

There is currently no Common Stock which is subject to outstanding options or warrants to purchase, or securities convertible into, the Company's common stock. Additionally, there is currently no common stock of the Company which could be sold under Rule 144 under the Securities Act of 1933, as amended, or that the registrant has agreed to register for sale by security holders. Also, there is currently no common equity that is being or is proposed to be publicly offered by the registrant, the offering of which could have a material effect on the market price of the issuer's common equity.

B. Dividends

The Company has never paid or declared any dividend on its Common Stock and does not anticipate paying cash dividends in the foreseeable future.

C. Holders

As of February 28, 1999, the Company has approximately 58 stockholders of record. Broker-dealer practices in connection with transactions in "Penny Stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risk associated with the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. When the Registration Statement becomes effective and the Company's securities become registered, the stock will likely have a trading price of less than $5.00 per share and will not be traded on any exchanges. Therefore, the Company's stock will become subject to the penny stock rules and investors may find it more difficult to sell their securities, should they desire to do so.

D. Reports to Shareholders

The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E. Transfer Agent and Registrar

The Transfer Agent for the shares of common voting stock of the Company is: Shelley Godfrey, Pacific Stock Transfer Company, 5844 S. Pecos, Suite D, Las Vegas, Nevada 89120, (702)-361-3033.

Item 2.  Legal Proceedings

The Company is not currently involved in any legal proceedings nor does it have knowledge of any threatened litigation.

Item 3.  Recent Sale of Unregistered Securities

On September 22, 1998, the founder of the Company paid $8,016.00 and the Company issued 3,000,000 shares to the one founder which were fully paid for and non-assessable. These shares were issued by the Company under
Section 4(2) of the Securities Act of 1933. On February 19, 1999, the Company received a Notice of Effectiveness for a public offering of securities from the Secretary of State, Securities Division, State of Nevada. On February 28, 1999, the Company completed this public offering of shares of Common Stock of the Company pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, whereby it sold 767,200 shares of Common Stock to approximately 56 unaffiliated shareholders of record, none of whom were or are officers or directors of the Company. On or about March 1, 1999, the Company filed five copies, one of which was an original, of an amended Form D Notice of Sales Pursuant to Regulation notifying the Securities and Exchange Commission that the offering was exempt from the registration provisions of Section 5 of the Act pursuant to Regulation D, Rule 504 of such same Act. As of April 3, 1999, the Company has 3,767,200 shares of Common Stock held by 57 shareholders of record.

The 57 investors in the Rule 504 offering include the following:

                                   Shares
     Shareholders                  Purchased
     ------------------------      ----------
 1.  BEANS, VINES & HOPS, INC      133,000
 2.  SCOTT  BELFER                   1,500
 3.  ANGELA BENDA                      500
 4.  DAVID BENEDETT1                39,200
 5.  BRUCE A BERTZYK                   100
 6.  JOEY BERTZYK                      100
 7.  BERT BLEVINS                    2,000
 8.  MATT BLEVINS                    2,000
 9.  SANDRA K BLEVINS                2,000
10.  TINA BLEVINS                    2,000
11.  KRISTA BLEVINS                    100
12.  BERT K BLEVINS II               2,000
13.  BRANDI BOWMAN                   1,000
14.  KENT BUTLER                       500
15.  TED  CAMPBELL II                2,000
16.  TONY CAMPOS                     2,000
17.  THOMAS CHAVEZ                     500
18.  FRANK DANESI JR               109,100
19.  JUSTINE M DANIELS               1,000
20.  KERRY A DARBY                   2,000
21.  PATRICK DEPARINI                  500
22.  MARK DESTEFANO                  8,000
23.  EDWARD DESTEFANO                  500
24.  WILLIAM DILLARD                 1,100
25.  KEN DURR                          500
26.  ROGER ELLSWORTH                   500
27.  GLEN E GREENFELDER JR           2,100
28.  MIKE HERNANDEZ                    500
29.  TIM HILL                        1,000
30.  KEITH JARVELA                  82,000
31.  RICK JESKY                  3,000,000
32.  SOCORRA JIMENEZ                 1,000
33.  DENISE M KOLASO                 1,500
34.  B.K. KOSMATKA                   1,500
35.  ANDREW KRATZ                   37,000
36.  CASAUNDRA P MARTIN              2,100
37.  ANTHONY M MELLO               100,000
38.  HEATHER J. MELLO              100,000
39.  JON MOODY                       1,000
40.  MQ HOLDINGS                   102,000
41.  MARGARET L MULLEN                 400
42.  WILLIAM F MULLEN                  400
43.  DERIC MURCER                      500
44.  ZACHERY MURCER                    500
45.  MYDECK CORP                       500
46.  JAY NANCE                       4,000
47.  PAULINE PACQUET                 1,000
48.  JACQUELINE PAPPAS               1,000
49.  JEFFREY PUCKETT                   500
50.  SYNERGY CAPITAL CORP            1,000
51.  KATHLEEN THOMPSON                 500
52.  TIGER POET ENTERPRISES, INC     1,000
53.  SETH TOLIVER                    1,000
54.  VENTURCAP PARTNERS, INC         4,000
55.  RALPH VITIELLO                  2,000
56.  MATTHEW WINTHER                 1,500
57.  LINDSAY WURZER                  2,000

     TOTAL:                      3,767,200


Item 4.  Description of Securities

A. Common Stock

(1) Description of Rights and Liabilities of Common Stockholders

i. Dividend Rights - The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the Board of Directors of the Company may from time to time determine.

ii. Voting Rights - Each holder of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors. All voting is noncumulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the directors can elect all the directors. The board of directors may issue shares for consideration of previously authorized but unissued common stock without future stockholder action.

iii. Liquidation Rights - Upon liquidation, the holders of the common stock are entitled to receive pro-rata all of the assets of the Company available for distribution to such holders.

iv. Preemptive Rights - Holders of common stock are not entitled to preemptive rights.

v. Conversion Rights - No shares of common stock are currently subject to outstanding options, warrants, or other convertible securities.

vi. Redemption rights - no redemption rights exist for shares of common stock.

vii. Sinking Fund Provisions - No sinking fund provisions exist.

viii. Further Liability For Calls - No shares of common stock are subject to further call or assessment by the issuer. The Company has not issued stock options as of the date of this registration statement.

(2) Potential Liabilities of Common Stockholders to State and Local Authorities

No material potential liabilities are anticipated to be imposed on stockholders under state statues. Certain Nevada regulations, however, require regulation of beneficial owners of more than 5% of the voting securities. Stockholders that fall into this category, therefore, may be subject to fines in circumstances where non-compliance with these regulations are established.

(b) Debt Securities

The Company is not registering any debt securities, nor are any outstanding.

(c) Other Securities To Be Registered

The Company is not registering any security other than its common stock.

Item 5.  Indemnification of Directors and Officers

THE ARTICLES OF INCORPORATION OF THE COMPANY PROVIDE FOR INDEMNIFICATION OF EMPLOYEES AND OFFICERS IN CERTAIN CASES. INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, THE COMPANY HAS BEEN INFORMED THAT IN THE OPINION OF THE SECURTIES AND EXCHANGE COMMISSION SUCH NDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

                           Part F/S

Item 1.  Financial Statements

The following documents are filed as part of this report:

   a) Oleramma, Inc.
                                                                 Page

Financial Statements

  Report of Barry L. Friedman, P.C., CPA                          F-1

  Balance Sheet as of February 28, 1999                           F-2

  Statement of Operations for the period from
       September 21, 1998 through February 28, 1999               F-3

  Statement of Stockholder's Equity for the period from
       September 21, 1998 through February 28, 1999               F-4

  Statement of Cash Flows for the period from
       September 21, 1998 through February 28, 1999               F-5

  Notes to Financial Statements                                   F-6


 b) Interim Financial Statements are not provided at this time as they are not applicable at this time

 c) Financial Statements of Businesses Acquired or to be Acquired are not provided at this time as they are not applicable at this time.

 d) Proforma Financial Information is not provided at this time as it is not applicable at this time.

Item 2. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None--Not Applicable

                              Oleramma, Inc.

                      (A Development Stage Company)

                          FINANCIAL STATEMENTS

                            February 28, 1999
                            December 31, 1998

OLERAMMA
TABLE OF CONTENTS

                                                 PAGE  #


FINANCIAL STATEMENTSS

 INDEPENDENT AUDITORS REPORT                        1

 ASSETS                                             2

 LIABILITIES AND STOCKHOLDERS' EQUITY               3

 STATEMENT OF OPERATIONS                            4

 STATEMENT OF STOCKHOLDERS' EQUITY                  5

 STATEMENT OF CASH FLOWS                            6

 NOTES TO FINANCIAL STATEMENTS                     7-11



BARRY L. FRIEDMAN, P.C.
Certified Public Accountant

1582 Tulita Drive  Office (702) 361-8414
Las Vegas, NV  89123 FAX NO.  (702) 896-0278

INDEPENDENT AUDITORS' REPORT

Board of Directors  March 22, 1999
Oleramma, Inc.
Apache Junction, Arizona

I have audited the accompanying Balance Sheets of Oleramma, Inc.
(A Development Stage Company), as of February 28, 1999, December 31, 1998, and the related statements of operations, stockholders' equity and cash flows for the period January 1, 1999 to February 28, 1999, and September 21, 1998, (inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion of these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the account principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oleramma, Inc. (A Development Stage Company), as of February 28, 1999, December 31, 19098, and the related statements of operations, stockholders' equity and cash flows for the period January 1, 1999 to February 28, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #5 to the financial statements, the Company has suffered recurring losses from operations and has no established ability to continue as a going concern. Management's plan in regard to these matters is described in Note #5. These financial statements do no include any adjustments that might result from the outcome of this uncertainty.

/s/ Barry L. Friedman
-------------------------
Barry L. Friedman
Certified Public Accountant

                           Oleramma, Inc.
                  (A Development Stage Company)


BALANCE SHEET


ASSETS
                              February         December
                              28, 1999         31, 1998
                             ---------        ----------
CURRENT ASSETS:              $  39,134         $   1,193

   TOTAL CURRENT ASSETS:     $  39,134         $   1,193

OTHER ASSETS:

   Organization Costs        $     303         $    342

   TOTAL OTHER ASSETS:       $     303         $    342


TOTAL ASSETS                 $  39,464         $  1,535


 See accompanying notes to financial statements & audit report

                              Oleramma, Inc.
                      (A Development Stage Company)

BALANCE SHEET


LIABILITIES AND STOCKHOLDERS' EQUITY

                                   February           December
                                   28, 1999           31, 1998
                                 -----------         -----------
CURRENT LIABILITIES
Officers Advances (Note #5)      $      360          $      360

 TOTAL CURRENT LIABILITIES:      $      360          $      360

STOCKHOLDERS' EQUITY:  (Note #4)

   Preferred stock
   Par value $0.001
   Authorized 5,000,000 shares
   Issued and outstanding at
   February 28, 1999   None      $        0          $        0

   Common stock
   Par value $0.001
   Authorized 20,000,000 shares
   Issued and outstanding at

   December 31, 1998 -
   3,000,000 shares                   3,000

   February 28, 1999 -
   3,767,200 shares                   3,767

   Additional Paid-In Capital        42,609              5,016

   ACCUMULATED LOSS                  -7,272             -6,841

TOTAL STOCKHOLDERS' EQUITY         $ 39,104            $ 1,175
---------------------------------------------------------------------

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY:               $39,464            $ 1,535


 See accompanying notes to financial statements and audit report

                          Oleramma, Inc.
                   (A Development Stage Company)

STATEMENT OF OPERATIONS


STATEMENT OF OPERATIONS

                        Jan. 1           Sept 21,           Sept 21, 1998
                        1999, to         1998, to           (Inception)
                        Feb. 28          Dec. 31,           to Feb. 28,
                        1999             1998               1999

INCOME:
Revenue                 $      0         $       0          $       0


EXPENSES:

 Accounting             $      0         $     800          $     800
 Amortization           $     12         $      18          $      30
 Bank Charges           $     14         $      23          $      37
 Filing Fees            $    405         $       0          $     405
 Consulting Fee         $      0         $   6,000          $   6,000

 TOTAL EXPENSES:        $    431         $   6,841          $   7,272

NET PROFIT/LOSS (-)     $   -431         $  -6,841          $  -7,272


Net Profit/Loss (-)
per weighted share
(Note 1):               $ -.0001         $  -.0023           $ -.0024

Weighted average
Number of common
shares outstanding:    3,013,003         3,000,000          3,004,239


  See accompanying notes to financial statements and audit report

                             Oleramma, Inc.
                     (A Development Stage Company)

             STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY



STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                               Additional    Accumu-
                    Common        Stock        paid-in       lated
                    Shares        Amount       Capital       Deficit
                    ---------    --------      ---------     ---------
September 22,
1998 issued for
cash                3,000,000    $  3,000      $  5,016      $     0

Net loss,
September 21,
1998 (inception)
to Dec. 31, 1998                                               -6,841
-----------------------------------------------------------------------
Balance,
Dec. 31, 1998       3,000,000    $  3,000     $  5,016         -6,841

Feb 28, 1999
Issued from
Sale of
Public Offering        767,200        767       37,591

Net Loss,
Jan 1, to
Feb 28, 1999                                                    - 431
            ---------------------------------------------------------------

Balance,
Feb 28, 1999         3,767,200   $  3,767     $ 42,609       $ -7,272


  See accompanying notes to financial statements and audit report

                             Oleramma, Inc.
                      (A Development Stage Company)

                          STATEMENT OF CASH FLOWS


STATEMENT OF CASH FLOWS

                          Jan. 1        Sept 21,         Sept 21, 1998
                          1999, to      1998, to         (Inception)
                          Feb. 28       Dec. 31,         to Feb. 28,
                          1999          1998             1999
                          ----------    ----------       -------------

Cash Flows from
Operating Activities

    Net Loss              $    -431     $  -6,841        $  -7,272

    Adjustment to
    Reconcile net loss
    To net cash provided
    by operating
    Activities
    Amortization               +12            +18              +30

Changes in assets and
Liabilities:

    Organization Costs           0           -360             -360

    Officers Advances            0           +360             +360
                        --------------------------------------------

Net cash used in
Operating activities:     $   -419      $  -6,823        $  -7,242

 Cash Flows from
 Investing Activities:           0              0                0

 Cash Flows from
 Financing Activities:
    Issuance of Common
    Stock for Cash         +38,360         +8,016          +46,376
                        ---------------------------------------------

Net Increase (decrease)  $ +37,941     $   +1,193       $  +39,134

 Cash,
 Beginning of period:        1,193              0                0
                        ---------------------------------------------

 Cash, End of Period:   $   39,134     $    1,193       $   39,134



  See accompanying notes to financial statements and audit report

                               Oleramma, Inc.
                      (A Development Stage Company)

                       NOTES TO FINANCIAL STATEMENTS

                 February 28, 1999, and December 31, 1998



NOTE 1  -  HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized September 21, 1998, under the laws of the State of Nevada as Oleramma, Inc. The Company currently has no operations and in accordance with SFAS #7, is considered a development company.

NOTE 2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method

The Company records income and expenses on the accrual method.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and equivalents

The Company maintains a cash balance in a non-interest-bearing bank that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of February 28, 1999.

                                Oleramma, Inc.
                        (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                   February 28, 1999, and December 31, 1998

NOTE 2  -  SUMMARY  OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109
(SAFES #109) (Accounting from Income Taxes. A deferred tax asset or liability is recorded for all temporary difference between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Organization Costs

Costs incurred to organize the Company are being amortized on a straight-line basis over a sixty-month period.

Loss Per Share

Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) (Earnings Per Share. Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects per share amounts that would have resulted if dilative common stock equivalents had been converted to common stock. As of February 28, 1999, the Company had no dilative common stock equivalents such as stock options.

Year End

The Company has selected December 31st as its year-end.

                           Oleramma, Inc.
                    (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS

              February 28, 1999, and December 31, 1998

NOTE 2  -  SUMMARY OF SIGNIFICANT ACCOUNT POLICIES (CONTINUED)

Year 2000 Disclosure

Computer programs that have time sensitive software may recognize a date using (00) as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of normal business activities.

Based on a recent and ongoing assessment, the Company has determined that any purchased software will be off-the-shelf software and will be certified Year 2000 compatible for all of its computing requirements. The Company presently believes that with modifications to existing off-the-shelf software or conversions to new software, the Year 2000 issue will not pose significant operational problems and will not materially affect future financial results.

The Company currently anticipates purchasing new off-the-shelf Year 2000 compatible software in the near future, which is prior to any anticipated impact on its operating systems. The total cost of this new software is not anticipated to be a material expense to the Company at this time. However, there can be no guarantee that these new off-the-shelf software products will be adequately modified which could have a material adverse effect on the Company's results of operations.

                             Oleramma, Inc.
                     (A Development Stage Company)

                      NOTES TO FINANCIAL STATEMENTS

                 February 28, 1999, and December 31, 1998

NOTE 3 -  INCOME TAXES

There is no provision for income taxes for the period ended February 28, 1999, due to the net loss and no state income tax in Nevada, the state of the Company's domicile and operations. The Company's total deferred tax asset as of February 28, 1999 is as follows:

Net operation loss carry forward  $  6,823
Valuation allowance               $  6,823

Net deferred tax asset            $      0

The federal net operation loss carry forward will expire in 2018.

This carry forward may be limited upon the consummation of a business combination under IRC Section 381.

NOTE 4  -  STOCKHOLDERS' EQUITY

Common Stock

The authorized common stock of the corporation consists of 20,000,000 shares with a par value of $0.001 per share.

Preferred Stock

The authorized preferred stock of the corporation consists of 5,000,000 shares with a par value of $0.001 per share.

On September 22, 1998 the company issued 3,000,000 shares of its $0.001 par value common stock for cash of $8,016.00 to a director.

On February 28, 1999, the Company completed a public offering that was registered with the State of Nevada pursuant to N.R.S. 90.490 and was exempt from federal registration pursuant to Regulation D, Rule 504 of the Securities Act of Stock at a price of $0.05 per share for a total amount raised of $38,360.

                                 Oleramma, Inc.
                        (A Development Stage Company)

                        NOTES TO FINANCIAL STATEMENTS

                  February 28, 1999, and December 31, 1998

NOTE 5  -  GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek to raise additional capital via a private placement offering pursuant to Regulation D, Rule 505, once the company is trading on the OTC-BB. Until that time, the stockholders/officers and or directors have committed to advancing the operating costs of the Company interest free.

NOTE 6  -  RELATED PARTY TRANSACTIONS

The Company entered into a lease on March 1, 1999, with Rick Jesky, the company's president, to lease a 1,000 square-foot building for research facilities and 40,000 square feet of land for the cotton growth experiment, for approximately $1,000.00 a month. An officer of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected t herein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 7  -  WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common or preferred stock.

                               Part III

Item 1.  Exhibit Index
-----------------------------------------------------------------------------

(3)  Articles of Incorporation & By-Laws

     3.1  Articles of Incorporation*

     3.2  By-Laws*


(10) Material Contracts

     10.1  Premise Lease*

     10.2  Rick Jesky Employment Agreement*

     10.3  Linda Pick Employment Agreement*


(23) Consent Experts

     23.1  Consent of Barry L. Friedman, P.C., CPA*


(27) Financial Data Schedule

     27.1  Financial Data Schedule*


(29) Additional Exhibits (State of Nevada Public Offering Registration)

     29.1  Agent of the Issuer Registration*

     29.2  Notice of Effectiveness*


* Previously filed as an exhibit to the Company's Form 10-SB.

 DEFINITIONS (used in this Filing):

1. Bacterial chromosome. A circular molecule of DNA that functions as a self-replicating genetic element (replican.)

2. Basic Seed. The term "basic seed" means the seed planted to produce certified or commercial seed.

3. Breeder. The "breeder" means the person who directs the final breeding creating a variety or who discovers and develops a variety. If the action are conducted by an agent on behalf of a principal, the principal, rather than the agent, shall be considered the breeder. The term does not include a person who redevelops or rediscovers a variety the existence of which is publicly known or a matter of common knowledge.

4.  Cytoplasm.  The protoplasm exclusive of that with the nucleus.

5. DNA (deoxyribonucleic acid). The carrier of genetic information (genes) in cells, composed of chains of phosphate, sugar molecules (deoxyriose), purine and pyrimidine bases, the DNA molecule is capable of self-replication.

6. DNA vector. A carrier; an organism, that carries pathogens from one one plant to another.

7. DNA vehicle. A plasmid possessing a function replicator site, and containing a genetic market to facilitate its selective recognition, used to transport foreign genes into recipient cells.

8.  Essentially Derived Variety.

    a) In General, the term "essentially derived variety" means a variety that:

       (i) is predominately derived from another variety (referred to in this paragraph as the "initial variety") or from a variety that is predominantly derived from the initial variety, which retaining the expression of the essential characteristics that result from the genotype or combination of genotypes of the initial variety.

      (ii) is clearly distinguishable from the initial variety; and

     (iii) except for differences that result from the act of derivation, conforms to the initial variety in the expression of the essential characteristics that result from the genotype or combination of genotypes of the initial variety.

     b) Methods. An essentially derived variety may be obtained by the selection of a natural or induced mutant or of a somaclonal variant, the selection of a variant individual from plans of the initial variety, backcrossing, transformation by genetic engineering, or other method.

 9.  Gram-negative.  Bacteria that do not stain with a Gram stain.

10. Gram stain. A stain technique that involves gentian violet, an iodine solution and alcohol or acetone. Used in classifying bacteria.

11. Herbicide enzyme. A selective chemical compound injurious to only certain kinds of plants while not harming others.

12. Kind. The term "kind means one or more related species or subspecies singly or collectively known by one common name, such as cotton.

13. Nucleus. The spheroidal structure present in most cells which contains chromosomes.

14. Passenger related DNA. A DNA segment that is spliced into a DNA vehicle for subsequent cloning.

15.  Pathogenicity.  Producing disease or toxic symptoms.

16. Plant genome. The complete set of chromosomes, with their associated genes.

17. Plasmid. An extrachromosomal, independently replicating, small, circular DNA molecule, found in a variety of bacterial species that generally confers some evolutionary advantage to the host cell.

18. Protoplast. A structural unit of protoplasm; all the living (protoplasmic) material of a cell exclusive of the cell wall. The two principal parts are nucleus and cytoplasm.

19. Protoplasm. The substance within the plasma membrane of a cell; the nucleus and surrounding cytoplasm. An inclusive term for all living material of a cell.

20. Seed. The term "seed" with respect to a tuber propagated variety, means the tuber or the part of the tuber used for propagation.

21. Sexually reproduced. The term "sexually reproduced" includes any production of a variety by seed, but does not include the production of a variety by tuber propagation.

22. Specific restriction enzyme site. Any one of many enzymes that cleave foreign DNA molecules at specific recognition sites. The enzymes are named by a symbol that indicates the bacterial species from which they are isolated.

23. Tuber propagated. The term "tuber propagated" means propagated by tuber or a part of a tuber.

24. Variety. The term "variety" means a plant grouping within a single botanical taxon of the lowest known rank, that, without regard to whether the conditions for plant variety protection are fully met, can be defined by the expression of the characteristics resulting from a given genotype or combination of genotypes, distinguished from any other plant grouping by the expression of at least one characteristic and considered as a unit with regard to the suitability of the plant grouping for being propagated unchanged. A variety may be represented by seed, transplants, plants, tubers, tissue culture plantlets, and other matter.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Oleramma, Inc.
                              --------------------

                                 (Registrant)

Date:  August 31, 1999
       ---------------


By:

/s/ Rick Jesky
----------------------
Rick Jesky
Chairman of the Board, President, Chief Executive Officer, and CFO


By:

/s/ Linda Pike
----------------------
Linda Pike, Director, Secretary